Unity Software Inc.
30 3rd Street
San Francisco, CA 94103
November 10, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549
Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-260966)
Ladies and Gentlemen:
Unity Software Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-260966), originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2021 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof, or at the earliest practicable date hereafter, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).
The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement. The Company will be filing a new registration statement with the code “S-3ASR”.
If you have any questions regarding the foregoing application for withdrawal, please telephone Ruth Ann Keene, General Counsel and Secretary of the Company, at (415) 448-7580.
Very truly yours,
Unity Software Inc.
By: /s/ Ruth Ann Keene
Ruth Ann Keene
Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary